Exhibit 99.1

F O R   I M M E D I A T E   R E L E A S E

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of First Quarter 2013 Results and

Conference Call and Annual Meeting of Shareholders

Toronto, Ontario (April 3, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its first quarter 2013 financial results before the start of trading on Thursday, April 25, 2013. Senior management will host a conference call at 12:00 pm ET on that day to discuss the results. The Company will hold its 2013 Annual Meeting of Shareholders (the “Annual Meeting”) on Thursday, June 6, 2013.

Notice of First Quarter 2013 Results and Conference Call

The Company’s senior management will host a conference call on Thursday, April 25, 2013 at 12:00 pm ET. During the call, management will provide an update on operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 695-7806 or (888) 789-9572 for calls within Canada and the United States, or (800) 4222-8835 from many other countries, or via webcast at www.alamosgold.com.

A playback will be available until May 9, 2013 by dialling (800) 408-3053 within Canada and the United States, or (905) 694-9451 locally or outside Canada and the United States. The pass code is 7872730. The webcast will be archived at www.alamosgold.com.

Notice of Annual Meeting of Shareholders

The Company will hold its Annual Meeting on Thursday, June 6, 2013 beginning at 4:00 pm ET at the TMX Gallery, 130 King Street West, Toronto, Ontario. Senior management will provide a general corporate update followed by an informal question-and-answer session. The record date for determining the holders of the Company’s common shares who are entitled to notice of, and to vote at, the Annual Meeting is May 3, 2013.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $480 million in cash and equity investments, is debt-free, and unhedged to the price of gold. As of March 31, 2013, Alamos had 127,467,786 common shares outstanding (132,380,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

T R A D I N G   S Y M B O L :   T S X : A G I   N Y S E : A G I

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Scott K. Parsons

Vice President, Investor Relations	Manager, Investor Relations

(416) 368-9932 x 401	(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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